Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com Direct Dial: 7420

April 13, 2006

By EDGAR

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Filing Desk

Re:
Nomura Home Equity Loan, Inc.
Amendment No. 2 to Registration Statement on Form S-3
relating to Asset-Backed Pass-Through Certificates and Asset
Backed Notes, File Number 333-132109, to be combined with
Registration Statement No. 333-126435 pursuant to Rule 429

Ladies and Gentlemen:

On behalf of Nomura Home Equity Loan, Inc. (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the above-captioned Amendment No. 2 to Registration Statement on Form S-3 (the “Amendment”). In addition, we have been advised that payment of the filing fee, in the amount of $748,893.00 has been made to you by the Registrant by wire transfer in federal same day funds.

The objectives of the Amendment are (i) to register an additional $7,000,000,000.00 of Asset-Backed Pass-Through Certificates and Asset Backed Notes and (ii) to respond to final comments given to the Registrant, as set forth below, in connection with the SEC’s review for Regulation AB compliance. The filing is intended, upon effectiveness, to be combined with Registration Statement No. 333-126435 pursuant to Rule 429 under the Securities Act of 1933, as amended.

Nomura Home Equity Loan, Inc.
April 13, 2006	Page 2.

We have enclosed both clean and marked copies to show changes of the reviewed filing in response to the comments listed below.

Comment:

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

The Registrant has advised us that the depositor and any issuing entity established by the depositor or any affiliate of the depositor with respect to asset-backed securities involving the same asset class has been current and timely with Exchange Act reporting during the period from January 1, 2005 to the present. In making this confirmation, we take into account the definitions and conditions set forth in General Instruction I.A.4. of Form S-3.

The Registrant has one affiliate with respect to asset-backed securities involving the same asset class, Nomura Asset Acceptance Corporation, CIK Number: 0000888874.

Comment:

2.
Disclaimers of liability for material information provided by issuers or underwriters or any of their affiliates is not appropriate. Please delete all such disclaimers of accuracy and completeness, such as the ones found on pages 20 and 32 of the blacklined copy of the prospectus supplement for notes.

Response:

We have made these changes.

Nomura Home Equity Loan, Inc.
April 13, 2006	Page 3.

If you need any additional information, please contact Timothy Crowley at (212) 912-7494 or the undersigned at (212) 912-7420 with any other questions.

Sincerely, /s/ Serena M. Mentor
Serena M. Mentor

Copy with enclosures to:

John Stickel
Division of Corporation Finance